FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated May 15, 2009

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic appoints new chairman, proposes additional independent director

May 15, 2009 (Dublin, IRELAND) – CryptoLogic, a world leader in Internet casino and branded gaming software, today announces that its board has selected David Gavagan as its new independent non-executive chairman. The appointment takes effect after CryptoLogic’s annual shareholders’ meeting on June 3, 2009.

Mr. Gavagan, a Fellow of the Institute of Chartered Accountants in Ireland, joined CryptoLogic’s board as an independent non-executive director in June 2008. He will succeed Robert Stikeman, who steps down as chairman but continues as a non-executive director. Mr. Gavagan has more than 29 years’ boardroom experience at many public and private companies. He was the co-founder and managing partner of a private equity fund.

“I am honoured to succeed Robert Stikeman, who helped pioneer the Internet gaming industry and provided strong leadership as CryptoLogic’s chairman for the past six years,” Mr. Gavagan said. “As CryptoLogic enters a new stage of its development, today’s announcement reflects our continued commitment to the highest standards of corporate governance, and to long-term value for our shareholders.”

CryptoLogic also announces today that it proposes to appoint James Wallace as an independent non-executive director at the annual meeting. Mr. Wallace’s appointment, if approved by shareholders, will increase the total number of independent directors to four.

Mr. Wallace, a Fellow of the Institute of Chartered Accountants in England & Wales, has extensive experience as a public company director. He is currently chairman of Scapa Group plc, the senior independent non-executive director and audit committee chairman of NCC Group plc, and a non-executive director of the Manchester Airport Group. In the past, Mr. Wallace has served as chairman of Bodycote International plc, senior independent non-executive director of Holidaybreak plc, chairman of Sigma Capital Group plc and chairman of the audit committee of Sanctuary Group plc.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND